Filed pursuant to Rule 424(b)(3)
Registration No. 333-280517
VANECK SOLANA ETF
SUPPLEMENT NO. 1 DATED DECEMBER 3, 2025
TO THE PROSPECTUS DATED NOVEMBER 16, 2025
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of VanEck Solana ETF, dated November 16, 2025 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is to disclose a change in the platform composition of the Index.
Platform Composition of the Index
Effective November 30, 2025, MarketVector Indexes GmbH, the index sponsor and index administrator for the MarketVectorTM Solana Benchmark Rate (the “Index”), replaced Bitstamp and Bullish with Crypto.com and OKX, respectively, as constituent trading platforms used to calculate the Index. The current platform composition of the Index is Coinbase, Crypto.com, Gemini, Kraken and OKX.